

Mail Stop 4631

October 31, 2016

Via E-mail
Mr. Kuanfu Fan
Chief Financial Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
229 Tongda Avenue
Economic and Technological Development Zone
Suqian, Jiangsu Province, P.R. China 223800

> **Re: China Xuefeng Environmental Engineering Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 30, 2016**
> **Form 10-Q for the Quarter Ended August 31, 2016**
> **Filed October 17, 2016**
> **File No. 333-175483**

Dear Mr. Fan:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2016

Customers, Page 5

1.　　You disclose on page 6 that none of your customers individually accounted for more than 10% of revenue during the year ended May 31, 2016. However, we note disclosures on pages 27, 50, and 63 that indicate two customers accounted for your sales type leases and 66% of total revenue during the year ended May 31, 2016. Please correct your disclosure on page 6. Also, please be advised that you are required to disclose the amount or percentage of revenue attributable to **each** customer that accounts for 10% or more of total revenue and the name and relationship, if any, with each customer. Refer to ASC 280-10-50-42 and Item 101(c)(1)(vii) of Regulation S-K.

Financial Statements

Statements of Cash Flows, Page 40

2.   Please tell us how you determined it is appropriate to classify changes in security deposits payable in cash flows from operating activities. Please disclose the terms and conditions of the security deposits when the leases expire or are terminated, including whether the majority of the security deposits are expected to be returned to lessees or retained by the company.

Item 9A – Controls and Procedures, Page 68

3.   Please amend your Form 10-K to provide management's conclusion as to whether internal control over financial reporting was or was not effective as of **May 31, 2016**. Refer to Item 308(a)(3) of Regulation S-K.

4.   We note your response to comment 5 in our letter dated March 9, 2016. Please disclose that management assesses the effectiveness of the company's internal control over financial reporting based on the 2013 COSO framework.

5.   To the extent you identify a material weakness, please disclose management's current plans or actions already undertaken, if any, for remediating the material weakness.

Form 10-Q for the Quarter Ended August 31, 2016

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, Page 10

6.   You disclose that the acquisition of Linyi Xuefeng was treated as a combination of entities under common control and that you have included the historical financial results and assets and liabilities of Linyi Xuefeng in your first quarter financial statements. Please fully explain to us how your conclusion is consistent with the guidance in paragraph 3a of EITF 02-5. Please specifically address the ownership structure of the company and Linyi Xuefeng prior to the acquisition. Also, please provide us additional information regarding: the nature of the historical operating results of Linyi Xuefeng; the reasons why you acquired this entity; when and how they acquired their assets; and how you determined their net asset balance as of May 31, 2016.

7.   We remind you that you will be required to provide historical financial statements for Linyi Xuefeng and related pro forma financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Cc: Mr. Joseph M. Lucoksy
     Lucosky Brookman LLP